SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                                FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
      13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                             OF 1934


Dated: March 19, 2003


                       Commission file number 1-11808

                              CORIMON, C.A.
         (Exact name of Registrant as Specified in its Charter)

                                VENEZUELA
      (Jurisdiction of Incorporation or organization of Issuer)


                 Calle Hans Neumann, Edificio Corimon, PH
                         Los Cortijos de Lourdes
                       Caracas, Venezuela
            (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[x] Form 20-F	[ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     [ ] Yes               [x] No

Attachment:

Material Events

(a) Corimon, C.A. announces acceptance of Business
    Plan by New York Stock Exchange.



     Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               CORIMON, C.A.


                               By:/s/Eduardo Melendez
                                  Eduardo Melendez
                                  Company C.F.O. and
                                  legal vice president




Date: March 19, 2003





                         Index to Exhibits


Exhibit          Item                 Sequentially Numbered Page

 (a)             Material Event                     3
                 description-
                 Corimon, C.A.
                 announces acceptance
                 of Business Plan by
                 New York Stock Exchange





                         Exhibit (a)



PRESS RELEASE

On January 10th 2003, the New York Stock Exchange (NYSE) notified Corimon, C.A. of the acceptance of the Business Plan proposed by Corimon to the Listings and Compliance Committee of the NYSE.

As informed in a press release dated November 8th, 2002, weakness in the price of Corimon's common stock and American Depositary Receipts (ADRs) resulted in Corimon's non-compliance with the NYSE requirement of maintaining an average market capitalization over US$ 15 million for a 30 trading-day period. Corimon's management expressed its intention of staying listed on NYSE, and presented on November 29th, an 18-month Business Plan, which was accepted by the Listings and Compliance Committee of the NYSE. This Business Plan is subject to quarterly follow-up reports that Corimon will submit to the NYSE.

Corimon continues to comply with the rules set by the Caracas
Stock Exchange for public companies.